INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00001

                     [WEIL, GOTSHAL & MANGES LLP LETTERHEAD]




                                December 9, 2005


BY EDGAR
--------

Marie Trimeloni
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

         Re:   SEC Comment Letter dated November 10, 2005 Regarding
               --------------------------------------------------------
               International Specialty Holdings Inc. and ISP Chemco Inc.
               ---------------------------------------------------------


Dear Ms. Trimeloni:

Our clients, International Specialty Holdings Inc. ("Holdings") and ISP Chemco Inc. ("Chemco"), parent and subsidiary, respectively, are in receipt of a comment letter from the Securities and Exchange Commission (the "Commission") dated November 10, 2005 (the "November 10th Letter") regarding their respective Forms 10-K for the fiscal year ended December 31, 2004 and the Holdings Form 10-Q for the quarterly period ended July 3, 2005. On behalf of Holdings and Chemco, we provide this response to the November 10th Letter.

                                     GENERAL
                                     -------

1. TO THE EXTENT APPLICABLE, THE FOLLOWING COMMENTS SHOULD BE ADDRESSED BY BOTH INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC.

     To the extent applicable, each of Holdings and Chemco will address the Staff's comments.

                      International Specialty Holdings Inc.
                      -------------------------------------

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

In this section, the terms "we", "our" and the "Company" refer to Holdings.

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00002


2. WE NOTE FROM YOUR RESPONSE TO COMMENT 4 THAT THE SURFACTANTS PRODUCT LINE WAS NOT ACCOUNTED FOR AS A DISCONTINUED OPERATION. IT IS NOT APPROPRIATE TO REFLECT OPERATING TYPE COSTS WITHIN NONOPERATING COSTS SIMPLY BECAUSE THEY "DO NOT RELATE TO CURRENT OPERATIONS." ACCORDINGLY, WE BELIEVE THE RELATED ENVIRONMENTAL PROVISION SHOULD BE REFLECTED AS AN OPERATING EXPENSE. PLEASE REVISE.

     We supplementally advise the Staff that, while we acknowledge that referring to the surfactants product line as "discontinued" is not appropriate,(1) we believe that the treatment of the environmental provisions as non-operating expenses is appropriate because they do not relate to any past or present operations of the Company.

     The environmental provisions that are classified as "non-operating" relate to property in Linden, New Jersey and a former business operated on the Linden property prior to the Company's ownership of the property. The Company's Linden property was owned by GAF Corporation ("GAF"), which is an affiliate of the Company. A portion of this property was sold by GAF to a third party in 1972 and the remaining portion was owned by GAF until 1991. By April 1991, GAF had divested all of the businesses that it had historically operated in Linden. In May of 1991, in connection with a contemplated IPO transaction, GAF transferred the remaining property that it owned in Linden to one of our subsidiaries, together with all environmental liabilities related to the business operations of GAF and its predecessors in Linden (the "Linden Liabilities"). Since the Linden operations were never part of our business, neither the Company nor International Specialty Products Inc. ("ISP"), our parent company, ever reported any operating results related to GAF's business or the products produced at the Linden site in their respective financial statements.

     From the time of the transfer of the Linden property to the Company from GAF, our intent was to convert the real estate to a non-chemical operation function and to complete the remediation of the environmental contamination. Since 1991, the Company has explored several alternative uses for the property including the use of the site as a waste incinerator facility or for warehousing. All of the possible uses that have been actively pursued by the Company are unrelated to our principal lines of business. To date, substantial environmental remediation efforts have been undertaken at the Linden site and significant other efforts have been completed in preparation for the development and/or sale of the property, including (i) receiving approval from the City of Linden for constructing a warehouse distribution center, (ii) obtaining a commitment from the New Jersey Turnpike Authority for a direct route to the site and (iii)



---------------
(1) As we noted in our letter, dated October 20, 2005, to the Staff, in future filings we will eliminate the use of the word "discontinued" in referring to these operations.

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00003


     retaining a real estate broker to solicit and evaluate bids for this site. Because the ultimate disposition of the property will be unrelated to our principal lines of business, any gain or loss that may be realized will be treated as non-operating. Based upon the input of the advisors who have been assisting us with the development of the Linden property, our expectation is that the fair value of the property is in excess of its carrying value.

     SAB Topic 5, Section P indicates that "charges which relate to activities for which the revenues and expenses have historically been included in operating income should generally be classified as an operating expense." Because the business and operations of GAF, which gave rise to the Linden Liabilities, have never been included in ISP's operating income, we do not believe that the related environmental provision should be included as an operating expense. Similar guidance is provided by FASB Statement of Concepts No. 6, paragraph 86 which states that the classification of an item as operating rather than non-operating is dependent upon the relationship of the charge to "an entity's major ongoing or central operations and activities". Based on this guidance, we believe that the expenses pertaining to the Linden property and the former business conducted by GAF should not be characterized as an operating expense because such expenses are not related to our principal activity of manufacturing and selling chemical products.

     We have also considered the applicability of SOP 96-1, paragraph 149 to our fact pattern and believe that it is inapplicable because "the events underlying the incurrence of the obligation" (i.e., the environmental liabilities) do not "relate to [the] entity's operations."

     We further supplementally advise the Staff that, in contrast to our treatment of the Linden-related environmental provisions, the Company's environmental provisions relating to locations involved with either our past or current lines of business are included in operating income.

3. SIMILARLY, WE BELIEVE YOUR LEGAL AND RELATED COSTS DISCUSSED IN YOUR RESPONSE TO COMMENT 5 SHOULD ALSO BE REFLECTED AS AN OPERATING EXPENSE. PLEASE REVISE ACCORDINGLY.

     We supplementally advise the Staff that the legal and related costs previously recorded as non-operating expenses consist of two categories of expense. The first category represents legal costs incurred in connection with the Company's collection of insurance proceeds, substantially all of which are related to the Linden Liabilities, and the Company's development activities for the Linden property discussed in our response to Comment 2 above. For the fiscal year ended December 31, 2004, these Linden-related legal costs amounted to approximately $700,000. We believe that these expenses should be accorded the same treatment as the environmental provisions referred to in Comment 2 above as they do not relate to the Company's past or present operations. The balance of the amounts included

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00004


     in legal and related costs consist of legal expenses that relate to matters other than the Company's activities at Linden. In the Company's Form 10-Q for the period ending October 2, 2005 (filed with the SEC on November 16, 2005), the Company included these expenses as operating expenses and related amounts for the previous year were reclassified accordingly. Likewise, in future filings all similar non-Linden related legal and related costs will be treated as operating expenses.

4. WHEN YOU INCUR EXPENSES THAT YOU BELIEVE ARE NOT ASSOCIATED WITH YOUR CURRENT OPERATING ACTIVITIES, BUT SUCH EXPENSES ARE REQUIRED TO BE INCLUDED IN THE DETERMINATION OF OPERATING INCOME, SUCH AS THOSE EXPENSES NOTED ABOVE, YOU MAY WANT TO CONSIDER HIGHLIGHTING THE EFFECT OF THESE ITEMS IN MD&A. SEE INSTRUCTION #3 TO ITEM 303(a) OF S-K.

     If applicable, in our future filings, we will consider highlighting in our MD&A the effect of expenses that are required to be included in operating income but which we do not believe to be associated with our current operating activities.

Note 2.  Summary of Significant Accounting Policies
---------------------------------------------------
Environmental Liability, page F-37
----------------------------------

5. WE NOTE YOUR RESPONSE TO COMMENT 8. WE NOTE THAT YOU HAVE NOT ADDRESSED HOW YOU ACCOUNT FOR INSURANCE RECOVERIES. IN THIS REGARD, PLEASE NOTE OUR COMMENT FOR ISP CHEMCO, INC. REGARDING ENVIRONMENTAL LITIGATION.

     In the Company's Form 10-Q for the period ending October 2, 2005 (filed with the SEC on November 16, 2005), we expanded our accounting policy for environmental liability to clarify that we recognize receivables for estimated environmental recoveries that relate to both past expenses and estimated future liabilities when the claim for recovery is deemed probable. We will include similar disclosure in our future annual filings on Form 10-K. Please see the response to Comment 11, which is applicable to Holdings as well as to Chemco, for further discussion.

Note 18.  Business Segment Information, page F-67
-------------------------------------------------

6. WE NOTE FROM YOUR RESPONSE TO COMMENT 11 THAT YOUR FOUR SPECIALTY CHEMICALS PRODUCT LINES ARE OPERATING SEGMENTS AS DEFINED BY PARAGRAPH 10 OF SFAS NO.
     131. WE ALSO NOTE THAT THE PERSONAL CARE; PHARMACEUTICAL, FOOD AND BEVERAGE; AND PERFORMANCE CHEMICALS OPERATING SEGMENTS MEET THE QUANTITATIVE THRESHOLD TO BE A REPORTABLE OPERATING SEGMENT PURSUANT TO PARAGRAPH 18 OF SFAS 131. ADDITIONALLY, WE NOTE THAT YOU BELIEVE THAT THESE FOUR OPERATING SEGMENTS MEET THE CRITERIA FOR AGGREGATION AS SET FORTH IN

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00005


     PARAGRAPH 17 OF SFAS 131. PLEASE NOTE THAT WE BELIEVE THAT THERE IS A HIGH THRESHOLD FOR DETERMINING "SIMILARITY" AS IT RELATES TO THE AGGREGATION CRITERIA OF SFAS 131. WITH THIS IN MIND, WE HAVE THE FOLLOWING COMMENTS:

     O PROVIDE TO US YOUR LATEST FIVE YEARS OF SALES AND GROSS MARGIN TRENDS FOR EACH OF THESE OPERATING SEGMENTS. PLEASE ADDRESS ANY INCONSISTENCIES IN THE TRENDS THEY DEPICT.

     See the schedule of Specialty Chemicals sales and gross margin trends for the five-year period from 2000 to 2004, which is set forth below:

                                      [***]

     O WE BELIEVE THAT YOU HAVE PRESENTED AN OVERLY BROAD VIEW OF WHAT CONSTITUTES SIMILAR PRODUCTS. DIFFERENTIATE FOR US THE NATURE OF PRODUCTS SOLD WITHIN EACH OPERATING SEGMENT. FOR INSTANCE, CLARIFY HOW THE SPECIFIC PRODUCTS SOLD TO YOUR PHARMACEUTICAL CUSTOMERS ARE SIMILAR TO THE SPECIFIC PRODUCTS SOLD WITHIN YOUR OTHER OPERATING SEGMENTS. THE FACT THAT THE PRODUCTS ARE "...MARKETED TO CUSTOMERS WHO INTEGRATE THEM INTO CONSUMER AND INDUSTRIAL PRODUCTS WHICH ARE SOLD WORLDWIDE" DOES NOT NECESSARILY MAKE THESE PRODUCTS SIMILAR.

     Nature of the Products:

     Over 80% of our Specialty Chemicals products sales come from the same acetylene-based root chemistry. The two major chemical product families produced are polyvinyl pyrrolidone (PVP) polymers and copolymers, and methyl vinyl ether/maleic andydride (MVE/MA) copolymers. These chemicals share common functional properties and serve as fixatives, dispersants, binders, solubilizers, disintegrants, stabilizers, clarifiers and adhesives used in numerous applications. Because of these characteristics, our specialty chemicals are important ingredients for applications involving personal care products such as skin care and hair care, pharmaceutical and oral care products, food and beverages, and performance chemical products such as coatings, adhesives, and household and industrial cleaning products. The vast majority of our Specialty Chemicals products are produced by the same chemical processes primarily at two manufacturing facilities. In fact, many of the products are essentially identical with the same basic specifications and are sold into multiple industries.

     Our PVP product family includes what we refer to as crosslinked PVP (insoluble form) which is used for the exact same application of disintegration (e.g., breaking a tablet apart) whether it is in a performance chemicals product such as a detergent laundry tablet, or pharmaceutical and oral care products such as a vitamin tablet or a denture-cleaning tablet. Crosslinked PVP is also used as a stabilizer and

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00006

     clarifier in beverage products such as beer, tea and fruit juices. Other PVP products are used in pharmaceutical applications such as tablet binders and denture adhesives; personal care products such as hairspray resins and styling gels; and performance chemicals products used as coatings for digital printing and imaging and dye transfer inhibitor for laundry detergents.

     Our MVE/MA products are used in pharmaceutical and oral care applications such as toothpaste and denture adhesives; and personal care products such as hairspray resins and styling gels.

     Sales from these two major acetylene-based polymer product families represent approximately 59% of personal care, 56% of performance chemicals, and 74% of pharmaceutical, food and beverage product line sales for the year 2004. Also, the average gross profit margins for these two major specialty chemical product families are similar.

     O WE BELIEVE YOU HAVE PRESENTED AN OVERLY BROAD VIEW OF WHAT CONSTITUTES SIMILAR TYPES OR CLASS OF CUSTOMERS. THE FACT THAT YOUR OPERATING SEGMENTS SELL TO "...GLOBAL COMPANIES, MANY OF WHICH ARE LEADERS IN THEIR RESPECTIVE INDUSTRIES, WHICH UTILIZE THEM IN THE MANUFACTURE OF CONSUMER AND INDUSTRIAL PRODUCTS" DOES NOT NECESSARILY MAKE THE CUSTOMERS WITHIN EACH OF YOUR OPERATING SEGMENTS SIMILAR. FOR INSTANCE, CLARIFY HOW YOUR CUSTOMERS THAT ARE GLOBAL PHARMACEUTICAL COMPANIES ARE SIMILAR TO YOUR CUSTOMERS THAT ARE GLOBAL FOOD AND BEVERAGE COMPANIES. SPECIFICALLY ADDRESS THE UNDERLYING ECONOMIC DRIVERS OF THESE CUSTOMERS.

     Type or Class of Customer:

     Sales of the products within our Specialty Chemicals segment are generally targeted to customers interested in value-added, customized products that are accompanied by extensive technical service and support. These customers share a need to purchase technically-sophisticated, enabling ingredients that provide the critical, common functionalities outlined in our response regarding the nature of the products.

     In a number of cases, multinational companies are purchasing ISP products (in some cases, identical products) for several different product lines and businesses. For example, among our major global customers purchasing similar products from our different product group categories are the following:

                               Pharmaceutical     Personal Care     Performance

          o    Colgate              X                   X                X

          o    P&G                  X                   X                X

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00007

                               Pharmaceutical     Personal Care     Performance

          o    Unilever                                 X                 X

          o    Henkel                                   X                 X

          o    Reckitt Benckiser     X                                    X

          o    J&J                   X                  X

          o    3M                    X                  X                 X

     It is important to note that most of these companies have single purchasing agents for all of the chemicals they purchase from ISP. Additionally, our Sales, Marketing and Technical Service organizations are shared across all product lines within the Specialty Chemicals segment. For each of the key multinational customers listed above, one ISP sales person, in most cases, is responsible for all of the sales activity for that customer, regardless of the product line.

     The underlying economic drivers of the majority of our Specialty Chemicals customers include GDP growth, product innovation and consumer acceptance, global demand, population growth and demographics.

     O PROVIDE A MORE COMPREHENSIVE ANALYSIS OF THE SPECIFIC REGULATORY REQUIREMENTS UNDER WHICH EACH OF YOUR OPERATING SEGMENTS OPERATE. CLARIFY WHAT YOU MEAN BY "...THE REGULATORY ENVIRONMENT IS GENERALLY THE SAME FOR THE PREPONDERANCE OF THE BUSINESS..."

     Nature of Regulatory Environment:

     The products sold by our Specialty Chemicals segment are subject to both substantial government regulation and customer oversight. In particular:

          o The facilities that manufacture products for each of the product lines within the Specialty Chemicals segment are subject to compliance with state DEP, federal EPA and OSHA regulations.

          o Customers from all product lines within Specialty Chemicals require that our plants be subject to a detailed customer audit. Such audits (irrespective of product line) typically require similar levels of cleanliness, record-keeping and quality systems.

          o All of our major facilities are covered by the ISO 9000-2000 certification (often a customer requirement), which mandates standard operating procedures for all aspects, of the manufacturing process, including procurement, storage, production, quality and distribution. The ISO regulations also require demonstrated continuous improvement programs as well as periodic audits of all systems required to maintain certification.

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00008

          o The products within Specialty Chemicals require stringent regulatory compliance, which is common in purpose. For instance, pharmaceutical and fine chemical products must be produced under current Good Manufacturing Practice (cGMP) conditions that require additional record-keeping and process and quality system validation on an ongoing basis. As another example, plants producing pharmaceutical products and some personal care and food products are subject to FDA inspection for conformance to process and quality system compliance. In addition, products for personal care and performance chemicals are produced on the same equipment and are subject to similar process conditions.

          o All new products for each product line within Specialty Chemicals must be fully tested for safety and efficacy before entering the market.

          o The responsibility for conformance to the various regulations and customer audits in the Specialty Chemicals segment is managed by the ISP Quality Assurance and Product Stewardship groups. These groups manage the appropriate functions for all products in the Specialty Chemicals segment and are led by one management team.

Quarterly Financial Data, page F-76
-----------------------------------

7. WE NOTE YOUR RESPONSE TO COMMENT 12. IN FUTURE FILINGS THAT REQUIRE QUARTERLY FINANCIAL DATA, PLEASE INCLUDE FOOTNOTES TO THE QUARTERLY FINANCIAL DATA SCHEDULE TO EXPLAIN (AS YOU HAVE DONE IN YOUR RESPONSE) ANY UNUSUAL OR INFREQUENTLY OCCURRING ITEMS RECOGNIZED IN EACH FULL QUARTER WITHIN THE TWO MOST RECENT FISCAL YEARS IN ACCORDANCE WITH ITEM 302(A)(3) OF REGULATION S-K. WE ALSO NOTE THE SEASONAL ASPECT OF YOUR MINERAL PRODUCTS SEGMENT. IF SUCH SEASONAL ASPECTS OF YOUR BUSINESS ARE MATERIAL TO YOUR RESULTS OF OPERATIONS, THEY SHOULD BE DISCUSSED IN YOUR MD&A DISCUSSION. SEE ITEM 303 OF REGULATION S-K.

     In our future filings that require quarterly financial data, we will include footnotes to the quarterly financial data schedule to explain any unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years in accordance with Item 302(a)(3) of Regulation S-K.


ISP Chemco Inc.
---------------

                 FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004
                 ----------------------------------------------

In this section, the terms "we", "our" and the "Company" refer to Chemco.

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00009


Note 7.  Income Taxes, page F-37
--------------------------------

8. WE NOTE YOUR RESPONSE TO COMMENT 1. PLEASE INCLUDE DISCLOSURE IN YOUR FILING SIMILAR TO THAT IN YOUR RESPONSE REGARDING THE BASIS FOR THE IRS PROOF OF CLAIM.

     We have included the basis for the IRS proof of claim in each of the most recent Forms 10-Q for Holdings and Chemco, which were filed with the SEC on November 16, 2005, and we will include the same disclosure in our future filings, if applicable, for each of Holdings and Chemco.

Note 8.  Sale of Accounts Receivable, page F-37
-----------------------------------------------

9. WE NOTE YOUR RESPONSE TO COMMENT 2. PLEASE REVISE YOUR DISCLOSURES TO CLARIFY THAT THE RECEIVABLES ARE SOLD AT FACE VALUE. ALSO INDICATE THAT THE DIFFERENCE BETWEEN THE EXCESS OF THE ACCOUNTS RECEIVABLE SOLD AND THE NET PROCEEDS RECEIVED WILL ULTIMATELY BE RECEIVED AT THE END OF THE PROGRAM AND QUANTIFY SUCH AMOUNTS.

     In our future filings on Form 10-K, we will revise our disclosures to clarify that the receivables are sold at face value. We will also indicate that the difference between the excess of the accounts receivable sold and the net proceeds received will ultimately be received at the end of the program, and we will quantify such amounts.

Note 21.  Commitments and Contingencies, page F-72
--------------------------------------------------
Asbestos Litigation Against G-I Holdings
----------------------------------------

10. WE NOTE YOUR RESPONSE TO COMMENT 3. PLEASE INCLUDE DISCLOSURE IN YOUR FILING SIMILAR TO THAT IN YOUR RESPONSE REGARDING THE ASBESTOS CLAIMS.

     In our future filings on Form 10-K, we will include a disclosure similar to the explanation that we provided in response to the Staff's comment regarding the asbestos claims.

Environmental Litigation
------------------------

11. WE HAVE READ YOUR RESPONSE TO COMMENT 4 AND HAVE THE FOLLOWING ADDITIONAL COMMENTS REGARDING YOUR ACCOUNTING FOR INSURANCE RECOVERIES. WE REMIND YOU THAT ANY POTENTIAL CLAIM FOR RECOVERY AND AN ASSET RELATED TO THE RECOVERY SHOULD BE RECOGNIZED ONLY WHEN REALIZATION OF THE CLAIM FOR RECOVERY IS DEEMED PROBABLE.

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00010

     O PROVIDE US WITH A COMPREHENSIVE ANALYSIS OF HOW YOU DETERMINED THAT THE $28.1 MILLION IN INSURANCE RECOVERIES ARE PROBABLE. SEPARATELY ADDRESS THOSE RECOVERIES THAT ARE BEING CONTESTED BY THE INSURER DEFENDANTS AND THOSE RECOVERIES RELATED TO INSOLVENT INSURERS.

     O WITH REGARD TO THE INSURANCE RECOVERIES RELATED TO CLAIMS THAT ARE SUBJECT TO LITIGATION, PLEASE NOTE THAT A REBUTTABLE PRESUMPTION EXISTS THAT REALIZATION OF THE CLAIM IS NOT PROBABLE. PLEASE PROVIDE US WITH A COMPREHENSIVE ANALYSIS OF HOW YOU OVERCAME SUCH PRESUMPTION. YOUR ANALYSIS SHOULD ADDRESS SEPARATELY EACH MATERIAL CLAIM THAT YOU HAVE RECORDED INCLUDING WHEN YOU INITIALLY RECOGNIZED THE CLAIM AND THE CASH PAYMENT HISTORY RELATED TO THE CLAIM.

     O WITH REGARD TO THE INSURANCE RECOVERIES RELATED TO CLAIMS DUE FROM INSOLVENT INSURERS, PROVIDE US THE CURRENT STATUS OF YOUR DISCUSSIONS WITH THE LIQUIDATORS OF THESE INSOLVENT INSURERS. TELL US BY EACH INSURER THE TOTAL CLAIMS DUE FROM THE INSURER, THE AMOUNT OF PROBABLE CLAIMS RECORDED, WHEN THE CLAIMS WERE RECORDED AND THE CASH PAYMENT HISTORY RELATED TO THOSE CLAIMS.

     We supplementally advise the Staff that the Company has devoted substantial resources to, and has developed substantial experience in, recovering insurance proceeds for environmental claims. Consistent with GAAP, the Company recognizes environmental insurance recoveries only when an anticipated recovery is deemed probable. The Company's methodology is substantiated by its history of reaching settlements with respect to insurance claims which are in excess of its estimates. In fact, during 2005, the Company has secured written payment commitments for approximately $[***] million, which exceeds the Company's estimated recovery of $[***] million made in connection with the aggregate $28.1 million insurance receivable recognized by the Company as of December 31, 2004.

     The Company's determination that a recovery is probable is based on a variety of factors, including (i) the terms of the applicable insurance policy, (ii) an analysis of the fact pattern relating to each individual claim, including the past and projected future environmental expenses incurred by the Company with respect to each claim, (iii) an analysis of the applicable law, (iv) court rulings in the Coverage Litigation (as defined below), (v) the projected allocation of recovery among the plaintiffs in the Coverage Litigation, (vi) application of the expert advice of insurance specialists (including outside counsel), (vii) experience of the Company and its outside advisers (including outside counsel) in similar cases, (viii) the Company's recovery experience in circumstances involving similar or substantially similar policies and (ix) the terms of concluded settlements with other insurers. In addition, the

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00011

     Company's outside counsel, which has extensive experience in this area and has been pursuing insurance recoveries on the Company's behalf, in this and other matters, for nearly ten years, provides the Company with a detailed analysis of the Company's potential recovery. Based on the Company's rigorous analysis (which is continuously undertaken by the Company) and the above-referenced detailed analysis of its outside counsel, a range of probable outcomes is considered for each carrier and the lower end of the range for each carrier is used to determine the probable insurance recovery, which is consistent with GAAP. In connection with the Company's ultimate recognition of its insurance recovery receivable, our outside legal counsel provides its concurrence that the recovery of the aggregate receivable is "probable". It was through this process that the Company derived the $28.1 million insurance receivable figure set forth in its financial statements as of December 31, 2004.

     The $28.1 million receivable recorded by the Company includes approximately $[***] million in estimated recoveries against solvent carriers and $[***] million in estimated recoveries against a consortium of insolvent carriers. A specific breakdown of the Company's insurance receivable as of December 31, 2004 is summarized below (2):

                                      [***]

     HISTORY
     -------

     An environmental insurance receivable was first recognized by the Company more than ten years ago. The Company's insurance receivable relates to environmental claims, which are being made against several insurance carriers pursuant to insurance coverage policies dating continuously from 1942 to 1984. The existence of the policies and their terms have been firmly established for substantially all of the coverage.

     In 1995, G-I Holdings Inc., a prior holding company of the Company, commenced litigation seeking a declaratory judgment against its solvent insurance carriers on behalf of itself and its predecessors, successors, subsidiaries and related corporate entities, including the Company, in the Federal District Court of New Jersey ("Coverage Litigation"). The Coverage Litigation is in an advanced stage as the discovery phase is substantially complete, which has provided the Company with a thorough understanding of the merits of its case. At December 2004, there were four remaining defendants in the Coverage Litigation and negotiations were on-going with one insolvent insurer consortium (with whom a settlement was reached in 2005). Of the four remaining solvent defendants, one insurer settled in 2005 and mediation with the three remaining defendants is scheduled on or about February 2006. In the event a settlement is not reached, a trial concerning three of the Company's underlying claims is expected to begin on or about May 2006.


--------------------
(2) The aggregate insurance receivable represents recovery from all carriers. The breakdown represents an approximation of the recovery projected for each carrier using the lower end of the range of recovery anticipated from each carrier.

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00012


     SETTLEMENT AND PAYMENT HISTORY
     ------------------------------

     Between 1986 and 1995, the Company recovered approximately $[***] million from its two primary insurance carriers pursuant to a single agreement entered into with the two insurers [***] (the "[***] Agreement"). The [***] Agreement was entered into with both primary insurers on the basis of the similarity of the Company's claims against them. This [***] Agreement was cancelled upon commencement of the Coverage Litigation in 1995.

     In addition to the Company's current claims against its remaining excess insurance carriers, the Company had claims against six additional excess insurance carriers, which were settled prior to 2004. [***]. Notwithstanding this [***], the Company was ultimately successful in settling claims against each of these six carriers. In particular, in 1999, the Company settled its claims against two excess carriers for an aggregate of approximately $[***], and, in 2000, the Company settled its claims against four excess carriers for an aggregate of approximately $[***] million.

     Based upon the results of the analysis described above (including the settlement discussions which were ongoing as of the end of 2004), the Company anticipated recovering approximately $[***] million from one of its primary insurance carriers ("Insurer A") when it developed its $28.1 million insurance receivable. In 2005, the Company entered into a written agreement with Insurer A for a total recovery of approximately $[***] million. Accordingly, the Company exceeded its recovery estimate by approximately $[***] million, a [***]% increase over the estimated recovery used by the Company in connection with recording its receivable.

     The Company has sought recovery for more than ten years from a consortium of insurance carriers who provided excess insurance coverage (the "Excess Insurance Consortium"). As of December 31, 2004, the Company anticipated recovering approximately $[***] million from the insolvent members of the Excess Insurance Consortium ("Insurer C"). In 2005, the Company entered into a written agreement with Insurer C for a total recovery of approximately $[***] million. Accordingly, the Company exceeded its recovery estimate by approximately $[***] million, an [***]% increase over the estimated recovery used by the Company in connection with recording its receivable.

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00013


     UNSETTLED CLAIMS
     ----------------

     As of December 31, 2004, the Company anticipated recovering approximately $[***] million from its other primary insurance carrier ("Insurer B"). In addition to the analysis described above, the fact that the aforementioned settlement with Insurer A was achieved provides additional corroboration for the estimated recovery for Insurer B [***]. [***]. Additionally, [***] and provide further support for the conclusion that a settlement at least equal to the $[***] million estimate is probable. If settlement efforts are ultimately unsuccessful, both the Company and its outside counsel believe, based upon the analysis described above, that, in the Coverage Litigation against Insurer B, the Company will recover an amount at least equivalent to the estimated recovery used by the Company in connection with recording its receivable.

     As of December 31, 2004, the Company anticipated recovering approximately $[***] million from the solvent members of the Excess Insurance Consortium ("Insurer D"). [***]. [***], if settlement efforts are ultimately unsuccessful, both the Company and its outside counsel believe, based upon the analysis described above, that, in the Coverage Litigation against Insurer D, the Company will recover an amount at least equivalent to the estimated recovery used by the Company in connection with recording its receivable.

     As of December 31, 2004, the Company anticipated recovering approximately $[***] million from the remaining excess carrier not included in the Excess Insurance Consortium ("Insurer E"). [***]. If settlement efforts are ultimately unsuccessful, both the Company and its outside counsel believe, based upon the analysis described above, that, in the Coverage Litigation against Insurer E, the Company will recover an amount at least equivalent to the estimated recovery used by the Company in connection with recording its receivable.

     In sum, we believe that based upon the extensive analysis of the Company and its outside counsel, as well as the history of settlements in this case, the Company has appropriately recognized its insurance recoveries. In particular, in reaching resolution of its claims against eight carriers prior to the date of this letter, the Company has exceeded its estimated recoveries in all of its settlements. The $28.1 million insurance receivable reflected in the Company's financial statements as of December 31, 2004 is specifically supported by (i) the written settlements entered into in 2005 with two of the insurers for $[***] million, which substantially exceeds the estimated recoveries for these two insurers, (ii) the on-going settlement discussions with the Company's other insurers and
     (iii) the Company's rigorous and continuous analysis, in consultation with its outside counsel, of the Company's probable recovery of its insurance claims.

INTERNATIONAL SPECIALTY HOLDINGS INC. AND ISP CHEMCO INC. HAVE REQUESTED CONFIDENTIAL TREATMENT FOR PORTIONS OF THIS LETTER PURSUANT TO RULE 83 (17 C.F.R. SEC. 200.83). THE CONFIDENTIAL PORTIONS HAVE BEEN REDACTED AND ARE DENOTED BY [***]. THE CONFIDENTIAL PORTIONS HAVE BEEN SEPARATELY PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION.

ISP-00014




     We respectfully request that the Staff advise the undersigned at (212) 310-8566 of any additional comments that the Staff may have or whether our explanations and proposed revisions in response to the comment letters satisfy the Staff's review.


                                                     Very truly yours,

                                                     /s/ Michael E. Lubowitz

                                                     Michael E. Lubowitz